Zodiac Exploration Inc.

TSX VENTURE: ZEX

May 16, 2011

Zodiac To Attend at Investor Conference and Updates its Corporate Presentation

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announced today that it has updated its corporate presentation, a copy of which is available on Zodiac's website at www.zodiacexploration.ca.  Murray Rodgers, Zodiac's President and Chief Executive Officer, will be presenting at the Raymond James Canadian Energy Conference in New York, New York on May 17, 2011 at 9:10 a.m. (EDT) and the live webcast presentation will be available at the following link and for seven days following the presentation: http://wsw.com/webcast/rj66/zdexf/.  The Company also announced that it is very encouraged by the results of its testing program to date in respect of the 4-9 well and is currently awaiting further analysis in respect of the ongoing testing.  The Company expects to release comprehensive results of its completion and testing operations on the 4-9 well within the next ten days.

About Zodiac

 Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac has accumulated a land base of approximately 87,000 net acres in Kings County California.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects. The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone and shale package contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect.

For more information, please contact

Zodiac Exploration Inc.		Zodiac Exploration Inc.
Murray Rodgers	or	Randy Neely
President & CEO		Chief Financial Officer
(403) 444-7844		(403) 444-7848

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.